Exhibit 3.26

CERTIFICATE OF FORMATION

OF

EATON ELECTRIC HOLDINGS LLC

1.	The name of the limited liability company is Eaton Electric Holdings LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	This Certificate of Formation shall be effective on December 21, 2012, at 12:00 a.m. Eastern Standard Time.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Eaton Electric Holdings LLC this 19th day of December, 2012.

EATON INC.

By:	/s/ Thomas E. Moran
Thomas E. Moran, Secretary